Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among:

AUSPEX PHARMACEUTICALS, INC.

a Delaware corporation;

TEVA PHARMACEUTICAL INDUSTRIES LTD.,

an Israeli corporation; and

AURUM MERGER SUB, INC.,

a Delaware corporation

Dated as of March 29, 2015

i.

(continued)

ii.

(continued)

iii.

(continued)

iv.

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of March 29, 2015, by and among: Teva Pharmaceuticals Industries Ltd., an Israeli corporation (“Parent”); Aurum Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and Auspex Pharmaceuticals, Inc. a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) for $101.00 per share (such amount, or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions of this Agreement.

B. Following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.5, (i) each issued and outstanding Share not owned by Parent, Purchaser or the Company as of the Effective Time shall be converted into the right to receive the Offer Price, in cash, without interest and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

C. The Board of Directors of the Company has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”) and (v) approved the Support Agreements for purposes of and in accordance with Section 203 of the DGCL.

D. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, Parent and Purchaser have entered into agreements with certain stockholders of the Company, pursuant to which, among other things, such stockholders have irrevocably agreed to tender the Shares beneficially owned by such Persons in the Offer (each, a “Support Agreement” and, collectively, the “Support Agreements”).

E. The Board of Directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

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F. Parent, Purchaser and the Company acknowledge and agree that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated immediately following the Offer Acceptance Time.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than seven (7) business days after the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares (including Shares issued pursuant to Company Restricted Stock Awards) tendered pursuant to the Offer are subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right, in whole or in part, to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects, or reasonably could adversely affect, any holder of Shares, (F) change or waive the Minimum Condition, (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement, or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at 12:01 a.m., Eastern Time, on the twenty-first (21st) business day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date,” such date or such subsequent date and time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the

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“Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Section 8 and (y) the first business day immediately following the End Date; (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company; or (3) be required by the Company to extend the Offer by more than two (2) incremental ten (10) business day periods in the event that each Offer Condition (other than the Minimum Condition) shall have been satisfied or waived as of any then scheduled expiration of the Offer and the Minimum Condition shall not have been satisfied as of such scheduled expiration of the Offer. Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 8.

(d) Termination of Offer. In the event that this Agreement is terminated pursuant to Section 8.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause

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the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required in connection with any action contemplated by this Section 1.1(e). Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any reasonable comments made by the Company and its counsel. Parent and Purchaser shall provide to the Company and its counsel any and all comments or other written communications that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents or the Offer promptly after such receipt. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Parent and Purchaser shall give reasonable and good faith consideration to any reasonable comments made by the Company and its counsel).

(f) Funds. Without limiting the generality of Section 9.10, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them into the Offer.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the day that the Offer is commenced, following the filing of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case

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as and to the extent required by applicable federal securities laws. The Company shall provide Parent and Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any reasonable comments made by Parent and Purchaser and their counsel. The Company shall provide to Parent and Purchaser and their counsel any and all comments or other written communications that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 or the Offer promptly after such receipt. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. The Company shall provide Parent, Purchaser and their respective counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any reasonable comments made by Parent, Purchaser and their respective counsel.

(b) Stockholder Lists. The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

SECTION 2. MERGER TRANSACTION

2.1 Merger of Purchaser into the Company.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company will continue as the Surviving Corporation.

(b) The Merger shall be governed by Section 251(h) of the DGCL. The parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

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2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Cooley LLP, 4401 Eastgate Mall, San Diego, CA 92121, at 9:00 a.m., Eastern Time, on the same date as the Offer Acceptance Time except if the condition set forth in Section 7.1 shall not be satisfied or waived by such date, in which case on no later than the first business day on which Section 7.1 is satisfied or waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

(b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Purchaser as in effect immediately prior to the Effective Time; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are designated as directors and officers on Schedule 2.4(c).

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares then held by the Company in the Company’s treasury shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares then held by Purchaser that were accepted for payment by Purchaser in the Offer shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

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(iii) except as provided in clauses “(i)” and “(ii)” above and subject to Section 2.5(b), each Share then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.6(e); and

(iv) each share of the common stock, $0.01 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of shares of Company Common Stock to receive the funds to which holders of such shares shall become entitled pursuant to Section 1.1(b) and to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the funds to which holders of such shares shall become entitled pursuant to Section 2.5. At or prior to the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 1.1(b) and with the Payment Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 2.5 (together, the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.

(b) Promptly after the Effective Time (but in no event later than five (5) business days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of the shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 2.5 (including in connection with an exercise or deemed exercise of a Company Warrant pursuant to Section 2.8) a form of letter of transmittal (which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the

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Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the shares of Company Common Stock shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of the shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Legal Requirements.

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(e) Each of the Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of the Shares or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s shares of Company Common Stock shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in and, after the Offer Acceptance Time, direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. The Company shall provide each of the holders of Company Common Stock as of the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL with the notice contemplated thereby as part of the Schedule 14D-9.

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2.8 Treatment of Company Options, Company RSUs; Restricted Stock and Warrants.

(a) Each Company Option that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, the Parent, Purchaser or the Company, each Company Option that is then outstanding and unexercised shall be cancelled and converted into the right to receive cash (without interest) in an amount equal to the product of (i) the total number of shares of Company Common Stock subject to such fully vested Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option, which amount shall be paid in accordance with Section 2.8(d). No holder of a Company Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Company Option before or after the Effective Time.

(b) Each Company RSU that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. In lieu of any issuance of shares of Company Common Stock in settlement of such vested Company RSU, as of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, the Parent, Purchaser or the Company, each Company RSU that is outstanding shall be cancelled and converted into the right to receive cash (without interest) in an amount equal to the product of (i) the total number of shares of Company Common Stock issuable in settlement of such fully vested Company RSU immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration, which amount shall be paid in accordance with Section 2.8(d).

(c) Each Company Restricted Stock Award that is outstanding as of immediately prior to the Offer Acceptance Time shall accelerate and become fully vested such that the Company’s right of reacquisition or repurchase, as applicable, shall lapse in full effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Offer Acceptance Time, by virtue of the Offer Acceptance Time and without any further action on the part of the holders thereof, the Parent, Purchaser or the Company, each share of Company Common Stock underlying each Company Restricted Stock Award that is outstanding shall be treated as an outstanding Share for purposes of this Agreement, including for purposes of tendering pursuant to the Offer.

(d) As soon as reasonably practicable after the Effective Time (but no later than the earlier of (x) 15 days after the Effective Time or (y) the second payroll date after the Effective Time), the Surviving Corporation shall pay the aggregate Merger Consideration, net of any applicable withholding Taxes, payable with respect to Company Options and Company RSUs through, to the extent applicable, the Surviving Corporation’s payroll (subject to any required tax withholdings) to the holders of Company Options and Company RSUs; provided, however, that to the extent the holder of a Company Option or a Company RSU is not, and was not at any time during the vesting period of the Company Option or Company RSU, as

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applicable, a Company employee, the consideration payable pursuant to Section 2.8(a) with respect to such Company Options or Company RSUs shall be paid in the manner described in Section 2.6.

(e) Prior to the Closing, the Company shall satisfy all notification requirements under the terms of any Company Warrants and each Company Warrant that is listed on Schedule 2.8(e)(i) and that is issued and outstanding immediately prior to the Offer Acceptance Time, unless otherwise elected by the holder of any such Company Warrant, shall be deemed exercised immediately prior to the Offer Acceptance Time pursuant to Section 2(b) of such Company Warrant. All Shares issued to holders of Company Warrants pursuant to an exercise or deemed exercise shall be made through Book-Entry Shares.

2.9 Loan Payoff. Prior to the Closing, the Company shall satisfy all notification and consent requirements, as applicable, under the terms of the Oxford Loan and Security Agreement. The Company shall obtain prior to the Closing a payoff letter (the “Payoff Letter”) for the Oxford Loan and Security Agreement, which shall (i) provide the dollar amount of all Indebtedness required to be paid under the Oxford Loan and Security Agreement in order to fully pay off such Indebtedness as of the Closing (the “Payoff Amount”) and (ii) indicate that the Acquired Corporations shall be discharged from any and all obligations pursuant to such Indebtedness (and any documentation in connection therewith shall terminate) and that all Encumbrances securing the Indebtedness shall automatically be deemed released from and after the Closing Date upon payment of the Payoff Amount. Parent and/or Purchaser shall pay the Payoff Amount in full on the Closing Date.

2.10 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in Section 3 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed since December 31, 2013 (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other predictive or forward-looking statements in such Company SEC Documents):

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3.1 Due Organization; Subsidiaries, Etc.

(a) The Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have and would not reasonably be expected to have a Material Adverse Effect.

(b) Part 3.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(b) of the Company Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c) Each Subsidiary of the Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the Certificate of Incorporation, and bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof, which organizational documents are in full force and effect.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 200,000,000 shares of Company Common Stock, $0.0001 par value per share, of which 31,834,373 shares (including shares issued as Company Restricted Stock Awards) have been issued and are outstanding as of the close of business on the day immediately preceding the date of this Agreement; and (ii) 10,000,000 shares of the Company’s preferred stock, $0.0001 par value per share, of which no shares have been issued or are outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) (i) Except for 557,528 shares of Company Restricted Stock Awards outstanding as of the close of business on the day immediately preceding the date of this Agreement, none of the outstanding shares of Company Common Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding

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bonds, debentures, notes or other indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.

(c) As of the close of business on the day immediately preceding the date of this Agreement: (i) 2,641,258 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans; (ii) 557,528 shares of Company Common Stock are subject to outstanding and unvested Company Restricted Stock Awards granted under the Company Equity Plans (which amount is included in the number of issued and outstanding shares of Company Common Stock set forth in Section 3.3(a)); (iii) 268,013 shares of Company Common Stock are subject to issuance pursuant to Company RSUs granted and outstanding under the Company Equity Plans; (iv) 22,719 shares of Company Common Stock are estimated to be subject to outstanding purchase rights under the ESPP as of the purchase date of May 20, 2015 (assuming that the closing price per share of Company Common Stock as reported on the purchase date for the current offering period is equal to the Offer Price and employee contributions continue until such purchase date at the levels in place as of the day immediately preceding the date of this Agreement); (v) 1,163,090 shares of Company Common Stock are reserved for future issuance under Company Equity Plans; (vi) 552,846 shares of Company Common Stock are reserved for future issuance under the ESPP (including shares estimated in (iv) above); and (vii) 185,614 shares of Company Common Stock are subject to issuance pursuant to Company Warrants (assuming no net exercise of any Company Warrants). The Company has delivered or made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Options, Company RSUs and Company Restricted Stock Awards outstanding as of the date of this Agreement, the forms of all stock option agreements evidencing such Company Options, restricted stock unit and restricted stock award grant notices and forms of agreements evidencing the Company RSUs and Company Restricted Stock Awards and the forms of all warrants evidencing the Company Warrants. The Company has delivered or made available to Parent or Parent’s Representatives copies of the ESPP and applicable offering document. Other than as set forth in this Section 3.3(c) and Section 3.3(b), there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Company. Except as set forth in Schedule 3.3(c), each holder of a Company Restricted Stock Award made a timely and valid election under 83(b) of the Code and the Company has in its possession a copy of each such election.

(d) Except as set forth in this Section 3.3, there are no: (i) outstanding shares of capital stock, or other equity interest in, the Company or any Subsidiary; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of capital stock, restricted stock units, stock-based performance units or any other

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rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company or any Subsidiary; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any Subsidiary; or (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company or any Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

3.4 SEC Filings; Financial Statements.

(a) Since February 5, 2014, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person other than the Company are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The Company maintains, and at all times since February 5, 2014 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f)

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and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2014, and such assessment concluded that such controls were effective. To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2014, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (3) any claim or allegation regarding any of the foregoing.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) The Company is not a party to nor has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

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(g) Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.5 Absence of Changes. Since December 31, 2014 through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement or other potential strategic transactions, the Acquired Corporations have operated in all material respects in the ordinary course of business consistent with past practice and (b) there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect. Since December 31, 2014 through the date of this Agreement, the Acquired Corporations have not taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to Section 5.2.

3.6 Title to Assets. The Acquired Corporations have good and valid title to all assets owned by them as of the date of this Agreement, including all assets (other than capitalized or operating leases) reflected on the Company’s audited balance sheet as of December 31, 2014 included in the last Annual Report on Form 10-K (the “Balance Sheet”) filed by the Company with the SEC but excluding intellectual property which is covered by Section 3.8, except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet and except where such failure would not reasonably be expected to have a Material Adverse Effect.

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3.7 Real Property.

(a) The Acquired Corporations do not own and have not owned any real property.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, the Acquired Corporations hold a valid and existing leasehold interest in the material real property that is leased or subleased by the Acquired Corporations from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. None of the Acquired Corporations have received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

3.8 Intellectual Property.

(a) Part 3.8(a)(i) of the Company Disclosure Schedule sets forth a true and complete list, identifying (i) the name of applicant/registrant and current title owner in the U.S., (ii) the jurisdiction of application/registration and (iii) the application or registration number for each item, of all Registered IP owned by any Acquired Corporation. (A) The Registered IP required to be set forth on Part 3.8(a)(i) of the Company Disclosure Schedule (other than applications for Registered IP) is subsisting, and, to the knowledge of the Company, enforceable and valid, (B) none of such Registered IP has been misused, withdrawn, cancelled or abandoned, and (C) all application, registration, issuance, renewal and maintenance fees due for such Registered IP having a final due date on or before the date hereof have been paid in full and are current. Each of the patents and patent applications included in the Registered IP that are owned solely or jointly by an Acquired Corporation properly identifies by name each and every inventor of the claims thereof as determined in accordance with applicable Legal Requirements of the United States. The Acquired Corporations are aware of no information or data that is inconsistent with any statement made or data presented to the applicable patent office by the Acquired Corporations or their patent counsels during the prosecution of a patent application that is (x) listed, or required to be listed, in Part 3.8(a)(i) of the Company Disclosure Schedule, or (y) in the priority chain of a patent listed, or required to be listed, in
Part 3.8(a)(i) of the Company Disclosure Schedule. Other than as set forth on Part 3.8(a)(ii) of the Company Disclosure Schedule, to the knowledge of the Company (which for purposes of this sentence shall mean the actual knowledge of the executive officers of the Company without any requirement to conduct any inquiry) and without giving effect to 35 U.S.C. 271(e)(1) and any other Legal Requirements of similar effect in any jurisdiction, the Acquired Corporations own exclusively and possess all right, title and interest in and to or have the right to use, pursuant to a valid and enforceable agreement, all material Company IP, free and clear of all Encumbrances other than Permitted Encumbrances, which includes all Intellectual Property Rights that are necessary for the operation of the business of the Acquired Corporations as currently conducted the following activities as proposed to be conducted as of the date of this Agreement (i) the development and commercialization of SD-809 for the treatment of chorea associated with Huntington’s Disease, tardive dyskinesia and tics associated with Tourette syndrome as proposed to be conducted as of the date of this Agreement, and (ii) the development of (A) SD-560 for the treatment of

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idiopathic pulmonary fibrosis and (B) SD-1077 for the treatment of Parkinson’s disease. Except as set forth on Part 3.8(a)(iii) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict with, alter or impair, any of the Acquired Corporations’ rights in or to any Company IP or cause any supplemental payments of any kind to any Person as a result of the Closing. There has not been since January 1, 2013 with respect to the Company and since January 31, 2015 with respect to the German Subsidiary, and there is not pending or, to the knowledge of the Company, threatened as of the date of this Agreement, other than as set forth on Part 3.8(a)(iv) of the Company Disclosure Schedule, any interference, opposition, cancellation, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) in which the scope, validity, registrability, enforceability, use or ownership of any Registered IP required to be listed on Part 3.8(a)(i) of the Company Disclosure Schedule is being or has been contested or challenged.

(b) No Company Associate owns or has any claim, right (whether or not currently exercisable) or interest to or in any Company IP that is owned or purported to be owned solely by an Acquired Corporation, and each Company Associate who is or was involved in the creation or development of any such Company IP pursuant to such Company Associate’s activities on behalf of the Company, has signed a valid, enforceable agreement containing an assignment to an Acquired Corporation of a present grant of exclusive ownership of all Intellectual Property Rights developed by such Company Associate (without further payment being owed to any such Company Associate and without any restrictions or obligations on such Acquired Corporation’s ownership and use thereof), or where such an assignment is not permitted under applicable Legal Requirements, an exclusive license of such Intellectual Property Rights, which license is described on Part 3.8(b) of the Company Disclosure Schedule, and confidentiality provisions protecting such Company IP, which, to the knowledge of the Company, has not been materially breached by such Company Associate. Without limiting the foregoing, all Acquired Corporations have taken commercially reasonable steps to protect, maintain and enforce all Company IP, including the secrecy, confidentiality and value of trade secrets and other confidential information.

(c) To the knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, Intellectual Property Rights owned or purported to be owned by an Acquired Corporation, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights or any other similar right, title or interest (including any “march in” rights) in or to such Intellectual Property Rights (including any claim or option to any of the foregoing).

(d) Part 3.8(d) of the Company Disclosure Schedule sets forth each license agreement pursuant to which an Acquired Corporation (i) licenses in any Intellectual Property Right (each an “In-bound License”) or (ii) licenses out, or has granted any option, covenant not to sue, or other right or immunity under, any Intellectual Property Right owned by or material Intellectual Property Right licensed by an Acquired Corporation, or grants any development or commercialization rights in or to any of the Products (each an “Out-bound License”) (provided,

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that, (A) In-bound Licenses shall not include (1) agreements for commercially available off-the-shelf software on nondiscriminatory pricing terms, and (2) clinical trial agreements and material transfer agreements entered into in the ordinary course of business and not granting any commercial rights to any of the Products, and (B) Out-bound Licenses shall not include clinical trial agreements, material transfer agreements, sponsored research agreements and research collaboration agreements entered into in the ordinary course of business and not granting any commercial rights to any of the Products).

(e) To the knowledge of the Company and without giving effect to 35 U.S.C. 271(e)(1) and any other Legal Requirements of similar effect in any jurisdiction: (i) the operation of the business of the Acquired Corporations as currently conducted and the following activities as proposed to be conducted as of the date of this Agreement (x) the development and commercialization of
SD-809 for the treatment of chorea associated with Huntington’s Disease, tardive dyskinesia and tics associated with Tourette syndrome, and (y) the development of (A) SD-560 for the treatment of idiopathic pulmonary fibrosis and (B) SD-1077 for the treatment of Parkinson’s disease, has not, does not and will not infringe, misappropriate or otherwise violate any patent rights or any other valid and enforceable Intellectual Property Rights owned by any other Person; and (ii) the commercialization of the current composition of matter form (but not the formulation, method of manufacture, method of treatment or any other aspect) of (A) SD-560 for the treatment of idiopathic pulmonary fibrosis and (B) SD-1077 for the treatment of Parkinson’s disease has not, does not and will not infringe any issued patents or any valid and enforceable patent applications. To the knowledge of the Company and without giving effect to 35 U.S.C. 271(e)(1) and any other Legal Requirements of similar effect in any jurisdiction, no other Person is infringing, misappropriating or otherwise violating any Company IP owned by an Acquired Corporation. There has not been since January 1, 2013 with respect to the Company and since January 31, 2015 with respect to the German Subsidiary, and there is not pending and served (or, to the knowledge of the Company, being threatened or pending and not been served) against an Acquired Corporation or by an Acquired Corporation as of the date of this Agreement, any Legal Proceeding claiming any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights of another Person by an Acquired Corporation or of any Company IP owned by an Acquired Corporation by another Person. Since January 1, 2013, the Company has not, and since January 31, 2015, the German Subsidiary has not, received any written notice or other written communication of any claim relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another Person by an Acquired Corporation, and, to the knowledge of the Company, there are no facts that would provide a reasonable basis for such claim.

(f) None of the Acquired Corporations is now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate any of the Acquired Corporations to grant or offer to any other Person any license or right to any Company IP.

(g) None of the Company IP owned or purported to be owned by an Acquired Corporation is subject to any pending or outstanding injunction, directive, order, decree, award, settlement, judgment or other disposition of dispute that would reasonably be expected to adversely restrict the use, transfer, registration or licensing of any such Company IP by the

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Acquired Corporations or otherwise would reasonably be expected to adversely affect the validity, scope, use, registrability, or enforceability of any Company IP owned or purported to be owned by an Acquired Corporation.

3.9 Contracts.

(a) Part 3.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i) any Company Contract constituting a Company Employee Agreement pursuant to which the Company is or may become obligated to (A) make any severance, termination, tax gross-up or similar payment to any Company Associate or any spouse or heir of any Company Associate except for severance, termination or similar payments required by applicable Legal Requirements that do not exceed $100,000 per beneficiary, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business) in excess of $250,000 to any Company Associate or (C) grant or accelerate the vesting of, or otherwise modify, any Company Equity Award other than accelerated vesting provided in Company Equity Plans;

(ii) any Company Contract (A) limiting the freedom or right of an Acquired Corporation to engage in any line of business, to make use of any material Company IP or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by an Acquired Corporation or exclusivity obligations or restrictions or otherwise limiting the freedom or right of an Acquired Corporation to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person;

(iii) any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to an Acquired Corporation in an amount having an expected value in excess of $250,000 in the fiscal year ending December 31, 2015 or in any fiscal year thereafter and cannot be cancelled by the Acquired Corporation without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date), excluding non-exclusive outbound licenses, clinical trial agreements and material transfer agreements entered into in the ordinary course of business;

(iv) any Company Contract relating to Indebtedness of any Acquired Corporation in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset);

(v) any Company Contract constituting a joint venture, partnership or limited liability corporation;

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(vi) any Company Contract that requires or permits any Acquired Corporation, or any successor, to, or acquirer of any Acquired Corporation, to make any payment to another person as a result of a change of control of any Acquired Corporation (a “Change of Control Payment”), gives another Person a right to receive or elect to receive a Change of Control Payment or that gives rise to, triggers or accelerates the rights or obligations of any Acquired Corporation or another person as a result of a change of control of any Acquired Corporation;

(vii) any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of any Acquired Corporation, the pledging of the capital stock or other equity interests of any Acquired Corporation or the issuance of any guaranty by any Acquired Corporation;

(viii) any In-bound License and any Out-bound License;

(ix) any Company Contract that is a settlement agreement, standstill agreement, co-existence agreement or consent-to-use agreement with respect to Intellectual Property Rights.

(x) any Company Contract that is a joint-development, collaboration, co-promotion or profit-sharing agreement, or a material services Contract for the research or development of the Products (other than non-exclusive outbound licenses, clinical trial agreements, and material transfer agreements entered into in the ordinary course of business and not granting any commercial rights to any of the Products);

(xi) any Company Contract that is a Contract with any academic institution, research center or Governmental Body (or any Person working for or on behalf of any of the foregoing) (other than non-exclusive outbound licenses, clinical trial agreements, and material transfer agreements entered into in the ordinary course of business and not granting any commercial rights to any of the Products);

(xii) any Company Contract with respect to the distribution, marketing, manufacturing or supply of any of the Products (other than non-exclusive outbound licenses, clinical trial agreements, and material transfer agreements entered into in the ordinary course of business and not granting any commercial rights to any of the Products);

(xiii) any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xiv) any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company Common Stock or any of their Affiliates (other than the Company) or immediate family members (other than employee offer letters that can be terminated at will without severance obligations and Company Contracts pursuant to Company Equity Awards); and

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(xv) any Company Contract for the lease or sublease of any material real property.

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Neither the applicable Acquired Corporation nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and neither the applicable Acquired Corporation, nor, to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the applicable Acquired Corporation and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect. To the knowledge of the Company, each Material Contract is enforceable by the applicable Acquired Corporation in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Since January 1, 2013, the Acquired Corporations have not received any written notice regarding any violation or breach or default under any Material Contract that has not since been revoked or cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. No Acquired Corporation has waived in writing any rights under any Material Contract, the waiver of which would have, either individually or in the aggregate, a Material Adverse Effect.

3.10 Liabilities. The Acquired Corporations do not have any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities disclosed on the Balance Sheet contained in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations of the Acquired Corporations under Contracts binding upon the applicable Acquired Corporation (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or entered into in the ordinary course of business, including non-exclusive outbound licenses, clinical trial agreements, and material transfer agreements; (iv) liabilities incurred in the ordinary course of business since December 31, 2014; and (v) liabilities that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect.

3.11 Compliance with Legal Requirements. Each Acquired Corporation is, and since January 1, 2013, with respect to the Company, and since January 31, 2015, with respect to the German Subsidiary, has been, in compliance with all applicable Legal Requirements (including all Legal Requirements relating to the privacy of patient medical records and all other personal information and data, including with respect to the collection, storage, use, sharing, transfer, disposition, protection and processing thereof (including in connection with any clinical trials conducted with respect to each Product), except where the failure to be in compliance has not had and would not reasonably be expected to have a Material Adverse Effect and, since January 1, 2013, with respect to the Company, and since January 31, 2015, with respect to the

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German Subsidiary, no Acquired Corporation has been given written notice of, or been charged with, any unresolved violation of any Legal Requirement, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.12 Regulatory Matters.

(a) The Acquired Corporations have filed with the applicable regulatory authorities (including the FDA or any other Governmental Body performing functions similar to those performed by the FDA) all required material filings, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Legal Requirements when filed, and no deficiencies have been asserted by any applicable Governmental Body with respect to any such filings, declarations, listing, registrations, reports or submissions.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, all preclinical and clinical investigations sponsored by the Acquired Corporations, including those in which any or all obligations under the Federal Food, Drug, and Cosmetic Act (“FDCA”) have been transferred to a third party, are being conducted in material compliance with applicable Legal Requirements, rules, regulations and guidance documents, including Good Laboratory Practices and Good Clinical Practices requirements, and federal and state laws, rules, regulations and guidance documents restricting the use and disclosure of individually identifiable health information.

(c) There has not been any material violation of the FDCA and the FDA’s regulations or any law or regulation of any other applicable regulatory authority by the Acquired Corporations in connection with their product development, investigation or manufacturing efforts, the preparation or evaluation of submissions, or record keeping and reports to the FDA or any other applicable regulatory authority that could reasonably be expected to require or lead to an investigation, corrective action, enforcement or regulatory or administrative action. The Acquired Corporations have not received any warning letters, untitled letters, regulatory letters, notices of inspectional observations (Form FDA 483s), establishment inspection reports (EIRs) or other material correspondence or notices from the FDA or any other applicable regulatory authority relating to deficiencies in the development, investigation, and manufacture of products or non-compliance with the FDCA and FDA’s regulations or the laws and regulations of any other applicable regulatory authority, including correspondence regarding the termination, suspension or material delay or modification of any ongoing clinical or pre-clinical studies or tests. Except as stated in Part 3.11 of the Disclosure Schedule, the Acquired Corporations have not received any correspondence from third parties alleging non-compliance with the FDCA and FDA’s regulations.

(d) To the Company’s knowledge, no Acquired Corporation has (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material

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Facts, Bribery, and Illegal Gratuities Final Policy. No Acquired Corporation the subject of any pending or, to the Company’s knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. None of the Acquired Corporations nor, to the knowledge of the Company, any officers, employees, agents or clinical investigators of the Acquired Corporations has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (a) debarment under 21 U.S.C. Section 335a or any similar Legal Requirement or (b) exclusion under 42 U.S.C. Section 1320a-7 or any similar Legal Requirement.

(e) Except as would not reasonably be expected to have a Material Adverse Effect, each Acquired Corporation is in compliance and has, since January 1, 2013 with respect to the Company, and since January 31, 2015, with respect to the German Subsidiary, been in compliance, in each case, in all material respects with all healthcare laws applicable to the operation of its business as currently conducted, including (i) any and all federal, state and local fraud and abuse laws, including the federal
Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes; (ii) the Clinical Laboratory Improvement Amendments of 1988; (iii) the Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto; (iv) the Physician Payments Sunshine Act, as enacted by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010; (v) Legal Requirements which are cause for exclusion from any federal health care program; and (vi) Legal Requirements relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by an Acquired Corporation. No Acquired Corporation is subject to any enforcement, regulatory or administrative proceedings against or affecting the Acquired Corporation relating to or arising under the FDCA, the Anti-Kickback Statute, or similar Legal Requirements, and no such enforcement, regulatory or administrative proceeding has been threatened.

(f) To the knowledge of the Company, as of the date of this Agreement, there are no data, results or other information generated in the performance of the clinical studies conducted or sponsored by or for the Acquired Corporations for the Product known as SD-809 (dutetrabenazine), including those clinical studies ongoing as of the date of this Agreement, that evidence a lack of efficacy or a safety concern, or otherwise indicating a failure to meet the endpoint of any such studies, of such Product for the treatment of chorea associated with Huntington’s disease, tardive dyskinesia, or tics associated with Tourette syndrome, in each case that would have a material effect on the development or commercialization of such Product for any of those indications.

3.13 Certain Business Practices. To the knowledge of the Company, neither the Company, nor any other Acquired Corporation nor any of their respective employees, representatives or agents (in each case, acting in the capacity of an employee or representative of any Acquired Corporation) has (i) used any funds (whether of an Acquired Corporation or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or

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employees or to foreign or domestic political parties or campaigns or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect. Since January 1, 2013, the Company has not, and since January 31, 2015, the German Subsidiary has not, received any communication that alleges any of the foregoing.

3.14 Governmental Authorizations. The Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations would not have a Material Adverse Effect. The Governmental Authorizations held by the Acquired Corporations are, in all material respects, valid and in full force and effect. The Acquired Corporations are in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance would not have a Material Adverse Effect.

3.15 Tax Matters.

(a) (i) Each of the income and all other material Tax Returns required to be filed by or on behalf of the Acquired Corporations with any Governmental Body on or before the Closing Date (the “Company Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and have been, or will be when filed, prepared in compliance with all applicable Legal Requirements and are accurate and complete in all material respects, and (ii) all material Taxes payable by the Acquired Corporations (whether or not shown on the Company Returns to be due) or required to be withheld on or before the Closing Date have been or will be paid or withheld on or before the Closing Date.

(b) As of the date of this Agreement, to the knowledge of the Company, no Legal Proceeding involving the IRS or any other Governmental Body is pending or threatened against or with respect to an Acquired Corporation in respect of any material Tax. No deficiency of material Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid, accrued for or been contested in good faith and in accordance with applicable Legal Requirements.

(c) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of an Acquired Corporation that, considered individually or considered collectively with any other such Contracts, will give rise to the payment of any amount in connection with the Transactions that would not be deductible pursuant to Section 280G of the Code. The Acquired Corporations are not a party to any Contract that would require, nor do the Acquired Corporations have any obligation (current or contingent), to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(d) None of the Acquired Corporations (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company); or (ii) has incurred, or had the potential to incur, any material liability for the Taxes of any Person

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(other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, pursuant to a Contract, or otherwise (other than pursuant to customary provisions included in credit agreements, leases and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business).

(e) The Acquired Corporations have not either distributed stock of another Person, or had their stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part under Section 355 of the Code.

(f) The Acquired Corporations have not entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) No written claim has ever been received by an Acquired Corporation from an authority in a jurisdiction where any Acquired Corporation does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Acquired Corporations.

(h) No federal, state, local, or non-U.S. tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Acquired Corporations. No Acquired Corporation has received from any federal, state, local, or non-U.S. taxing authority (including jurisdictions where Acquired Corporations have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, or (ii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Acquired Corporations. Part 3.15 of the Disclosure Schedule lists all federal, state, local, and non-U.S. income Tax Returns filed with respect to any of the Acquired Corporations for taxable periods ended on or after December 31, 2010, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has delivered to Parent correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Acquired Corporations filed or received since December 31, 2010.

(i) None of the Acquired Corporations has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(j) No Acquired Company is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, as a result of the Transactions, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local, or non-U.S. Tax law). No Acquired Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. No Acquired Company is a party to or bound by any Tax allocation or sharing agreement (other than pursuant to customary provisions included in credit agreements, purchase and supply agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business).

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(k) The unpaid Taxes of the Acquired Corporations (A) did not, as of the date of the most recent month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Acquired Corporations in filing their Tax Returns. Since the date of the Balance Sheet, none of the Acquired Corporations has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(l) None of the Acquired Corporations will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date;

(iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) entered into or arising on or prior to the Closing Date;

(v) installment sale or open transaction disposition made on or prior to the Closing Date;

(vi) prepaid amount received on or prior to the Closing Date, other than in the ordinary course of business; or

(vii) election under Section 108(i) of the Code.

(m) None of the Acquired Corporations (A) is a “controlled foreign corporation” as defined in Section 957 of the Code, (B) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (C) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) None of the Acquired Corporations has received any letter ruling from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

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(o) The Acquired Corporations have granted Parent sufficient access to its stock ledger necessary for Parent to evaluate the historical application of Section 382 of the Code to the Acquired Corporations’ net operating losses.

3.16 Employee Matters; Benefit Plans.

(a) Except as required by applicable Legal Requirements, the employment of each of the Acquired Corporations’ employees is terminable by the applicable Acquired Corporation at will.

(b) No Acquired Corporation is or, since January 31, 2015, with respect to the German Subsidiary, has been a party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement, works council agreement, or other Contract with a labor organization representing any of its employees and there are no labor organizations representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of an Acquired Corporation. Since January 1, 2013, with respect to the Company, and since January 31, 2015 with respect to the German Subsidiary, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting an Acquired Corporation or any of its employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding labor representation or union organizing activity or any similar activity or dispute. No Acquired Corporation is required to notify, consult or negotiate with any labor union, works council, or other employee representative body concerning the terms of employment of their respective employees or the Transactions. Since January 1, 2013, with respect to the Company, and since January 31, 2015, with respect to the German Subsidiary, there has been no material Legal Proceeding pending or, to the knowledge of the Company, threatened relating to employment, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints. Since January 1, 2013, with respect to the Company, and since January 31, 2015, with respect to the German Subsidiary, the Acquired Corporations have complied in all material respects with all applicable Legal Requirements related to employment, including employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws), classification of workers as employees or independent contractors, and other Legal Requirements in respect of any reduction in force, including notice, information and consultation requirements, the lack of compliance with which has not had and would not reasonably be expected to have a Material Adverse Effect. In the past two years, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the WARN Act or any other Law in respect of any Company Person nor has any Company Person been affected by any transaction or engaged in any lay-offs or employment terminations sufficient in number to trigger application of any such law.

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(c) Intentionally Omitted.

(d) Part 3.16(d) of the Company Disclosure Schedule sets forth an accurate and complete list of each Employee Plan (other than (A) any employment, termination or severance agreement for non-officer employees of any Acquired Corporation, (B) equity grant notices, and related documentation, with respect to employees of the Acquired Corporations, and (C) agreements with consultants in entered into in the ordinary course of business in the case of (B), to the extent such agreements or notices do not materially deviate from the form of such agreement or notice that has been delivered or made available to Parent or Parent’s Representatives) (and, in the case of any PEO Company Employee Plan, to the extent provided to the Company by the PEO or in the possession of the Company). The Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement, with respect to each Employee Plan, accurate and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof; (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”); (iii) the most recent annual audited financial statement and actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto); (iv) the most recent summary plan descriptions and any modifications thereto; (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan; and (vi) all material correspondence to or from the IRS, the DOL, or any other Governmental Body. The Company does not self-insure any Employee Plan.

(e) Each Sponsored Company Employee Plan may be amended, terminated or otherwise modified by the Acquired Corporation (with the written consent of the affected Company Associate to the extent applicable with respect to any Company Employee Agreement or Company Equity Award) to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals thereunder and no employee communications or provision of any Sponsored Company Employee Plan has failed to effectively reserve the right of the Acquired Corporation to so amend, terminate or otherwise modify such Sponsored Company Employee Plan (with the written consent of an affected Company Associate to the extent applicable with respect to any Company Employee Agreement or Company Equity Award). Neither the Acquired Corporation nor any of its ERISA Affiliates has announced its intention to modify or terminate any Employee Plan or adopt any arrangement or program which, once established, would come into the definition of an Employee Plan. Each asset held under each Sponsored Company Employee Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability to the extent permitted by applicable Law and with any affected Company Associate and Acquired Corporation written consent if necessary to the extent applicable with respect to any Company Employee Agreement or Company Equity Award.

(f) Neither an Acquired Corporation nor any of its ERISA Affiliates has ever sponsored, maintained, contributed to, or been required to sponsor, maintain or contribute to a plan subject to Title IV or Section 302 of ERISA or Code Sections 412 or 4971, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in

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Section 4001 of ERISA. No condition exists that is likely to cause the Acquired Corporation or any of its ERISA Affiliates to incur a liability under Title IV of ERISA. No Employee Plan is a plan that has two or more contributing sponsors at least two of whom are not under common control, within meaning of Section 4063 of ERISA.

(g) Each of the Sponsored Company Employee Plans and, to the knowledge of the Company, each PEO Company Employee Plan (i) that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, (ii) each such Employee Plan has timely adopted all currently effective amendments to the Code, and, (iii) to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to materially and adversely affect the qualified status of any such Employee Plan. Each of the Sponsored Company Employee Plans, and to the knowledge of the Company, each PEO Company Employee Plan, is now and has been operated, administered and maintained in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. The Acquired Corporations are not nor reasonably could be subject to either a material liability pursuant to Section 502 of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. There are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Sponsored Company Employee Plans or any trusts related thereto.

(h) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither any Acquired Corporation nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of an Acquired Corporation pursuant to any retiree medical benefit plan or other retiree welfare plan.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with other events or circumstances) will (i) entitle any current or former Company Associate to severance pay, unemployment compensation or any other cash payment, (ii) accelerate the time of payment, funding or vesting, or increase the amount of, compensation or benefits due to any such Company Associate, (iii) directly or indirectly cause the Acquired Corporations to transfer or set aside any material assets to fund any benefits under any Employee Plan, (iv) otherwise give rise to any material liability under any Employee Plan or (v) limit or restrict the right to amend, terminate or transfer any material assets of any Employee Plan on or following the Effective Time.

(j) Each Employee Plan or other Contract that is subject to Section 409A of the Code has been maintained, operated and administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Acquired Corporations. The Acquired Corporations do not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to an Acquired Corporation for any tax incurred by such service provider pursuant to Section 409A of the Code.

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(k) No Employee Plan, individual or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code or any other provision of the Code or any similar foreign law, as a result of the transactions contemplated by this Agreement alone or together with any other event.

(l) Each Employee Plan maintained outside of the United States has been operated in conformance with the applicable statutes or governmental regulations and rulings related to such plans in the jurisdictions in which such Employee Plan is present or operates and all such Employee Plans that are required to be funded are fully-funded.

3.17 Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect, (a) the Acquired Corporations are, and since January 1, 2013, with respect to the Company, and since January 31, 2015, with respect to the German Subsidiary, have been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective business, (b) as of the date hereof, there is no investigation, suit, claim, action or Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against an Acquired Corporation or any Leased Real Property, (c) as of the date hereof, the Acquired Corporations have not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the respective Acquired Corporations relating to or arising under Environmental Laws, (d) to the knowledge of the Company, (1) no Person has been exposed to any Hazardous Materials at a property or facility of an Acquired Corporation and (2) there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in both cases in a manner and concentration that would reasonably be expected to result in any claim against or liability of an Acquired Corporation under any Environmental Law, and (e) no Acquired Corporation has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or leases for real property.

3.18 Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations. Except as would not reasonably be expected to be materially adverse to the Acquired Corporations, all such insurance policies are in full force and effect, no notice of cancellation or modification has been received, all premiums due thereunder have been paid and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

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3.19 Legal Proceedings; Orders.

(a) As of the date hereof, there are no Legal Proceedings pending and served (or, to the knowledge of the Company, pending and not served or threatened) against an Acquired Corporation or to the knowledge of the Company, against any present or former officer, director or employee of an Acquired Corporation in such individual’s capacity as such.

(b) There are no material orders, writs, injunctions or judgments to which an Acquired Corporation is subject.

(c) To the Company’s knowledge, as of the date hereof, there are no investigations or reviews by any Governmental Body with respect to an Acquired Corporation that is pending or is being threatened.

3.20 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors of the Company (at a meeting duly called and held) has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders; (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger; (c) agreed that the Agreement shall be subject to Section 251(h) of the DGCL; and (d) resolved to recommend that the stockholders of the Company tender their shares to Parent pursuant to the Offer, which resolutions, subject to Section 6.1, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.21 Section 203 of the DGCL Not Applicable. As of the date hereof and at all times on or prior to the Effective Time, the Board of Directors of the Company has and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Board of Directors of the Company under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and the Support Agreements, and to the consummation of the Offer, the Merger and the other Transactions. No other Takeover Statute or any anti-takeover provision in the Company’s Certificate of Incorporation or bylaws is, or at the Offer Acceptance Time or Effective Time will be, applicable to this Agreement, the Support Agreements, the Offer, the Merger or any of the other Transactions.

3.22 Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and the Merger.

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3.23 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act, if applicable, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the rules and regulations of NASDAQ, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) cause a violation of any of the provisions of the Certificate of Incorporation or bylaws (or similar organizational documents) of the Company; (b) cause a violation by the Company of any Legal Requirement or order applicable to the Company, or to which the Company is subject; or (c) conflict with, result in breach of, or constitute a default under, any Material Contract. Except as may be required by the Exchange Act, the DGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the rules and regulations of NASDAQ, the Company is not required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those filings, notifications, approvals, notices or Consents that the failure to make, obtain or receive are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

3.24 Fairness Opinion. The Company’s Board of Directors has received the opinion of J.P. Morgan Securities LLC to the effect that, as of the date hereof and subject to the limitations, qualifications, assumptions and conditions set forth therein, the consideration to be paid to the holders of Company Common Stock in connection with the Offer and the Merger is fair from a financial point of view to such holders. It is agreed and understood that such opinions are for the benefit of the Company’s Board of Directors and may not be relied upon by Parent or Purchaser. The Company shall deliver or make available to Parent solely for informational purposes copies of the signed opinions as soon as possible following the date of this Agreement.

3.25 Financial Advisor. Except for J.P. Morgan Securities LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has made available to Parent on or prior to the date of this Agreement a true and complete copy of all agreements with J.P. Morgan Securities LLC pursuant to which such firm would be entitled to any payment relating to the Offer, the Merger and the other Transactions.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except where any such failure would not reasonably be expected to have a

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Parent Material Adverse Effect. Parent has either delivered or made available to Company or Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Parent and Purchaser, including all amendments thereto.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation. Either Parent or a wholly owned subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

4.3 Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Purchaser of this Agreement have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.4 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Purchaser; (b) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Purchaser under any Contract, except, in the case of clauses “(b)” and “(c)”, for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state takeover laws, the DGCL or the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws in those jurisdictions identified in Schedule 6.2(c), neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be

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supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries specifically for inclusion or incorporation by reference in the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Parent nor Purchaser makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of any of the Acquired Corporations for inclusion or incorporation by reference in the Offer Documents.

4.6 Absence of Litigation. There is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or overtly threatened against Parent or Purchaser, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions.

4.7 Funds. Parent has available cash resources in an amount sufficient to consummate the Transactions, evidence of which has been delivered to the Company.

4.8 Ownership of Company Common Stock. Neither Parent nor any of Parent’s controlled Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Purchaser has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. As of the date hereof, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

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(b) In connection with the due diligence investigation of the Company by Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Company, or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Company nor any of its respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

4.10 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

SECTION 5. CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Acquired Corporations shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s Representatives, personnel, and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations, including copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations. Nothing herein shall require the Acquired Corporations to disclose any information to Parent if such disclosure would, in its

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reasonable discretion (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Corporation has used commercially reasonable efforts to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (ii) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Acquired Corporation or its Affiliates is a party) (so long as the Company has used commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Legal Requirement, agreement or duty); provided, further, that information may be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent the Acquired Corporation determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement dated March 1, 2015, between the Company and Parent (the “Confidentiality Agreement”).

5.2 Operation of the Acquired Corporations’ Business.

(a) During the Pre-Closing Period: (i) except (x) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (unless the Company reasonably believes that obtaining such consent may violate Antitrust Law), or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Company shall ensure that the each Acquired Corporation conducts in all material respects its business and operations in the ordinary course; and (ii) the Company shall promptly notify Parent of (A) any knowledge of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions and (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving the any Acquired Corporation that relates to the consummation of the Transactions. The Company shall, acting in the ordinary course of business, use commercially reasonable efforts to preserve intact the material components of the Acquired Corporations’ current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain their respective relations and good will with all material suppliers, material customers, Governmental Bodies and other material business relations; provided, however, that the Acquired Corporations shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

(b) During the Pre-Closing Period, except (x) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), except that consent shall not be required if the Company reasonably believes that obtaining such consent may violate Antitrust Law, or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Acquired Corporations shall not:

(i) (1) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock) or (2) repurchase, redeem or otherwise reacquire any of its shares of

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capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) repurchases or reacquisitions of shares of Company Common Stock outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase or reacquire shares of Company Common Stock held by a Company Associate only upon termination of such associate’s employment or engagement by the Company; (B) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the date hereof) between the Company and an employee, consultant or member of the Board of Directors of the Company only upon termination of such Person’s employment or engagement by the Company; or (C) in connection with withholding to satisfy the Tax obligations with respect to Company Stock Awards;

(ii) split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock) or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by any Acquired Corporation (other than pursuant to agreements in effect as of the date of this Agreement) of (A) any capital stock, equity interest or other security of the Acquired Corporation, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Acquired Corporation, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Acquired Corporation (except that the Company may issue shares of Company Common Stock as required to be issued upon the exercise of Company Options, the vesting of Company Stock Awards outstanding as of the date of this Agreement, pursuant to the operation of the ESPP in accordance with Section 6.3(b) or upon the exercise of Company Warrants);

(iv) except as contemplated by Section 6.3, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof) or grant any employee or director any increase in compensation, bonuses or other benefits (except that the Acquired Corporations: (A) may change the title of its employees, provided such changes in title do not involve increases in the applicable employee’s compensation or benefits); (B) may provide increases in salary, wages or benefits to non-executive officer employees in the ordinary course of business consistent with past practice; (C) may amend any Employee Plans to the extent required by applicable Legal Requirements; and (D) may make usual and customary annual bonus or quarterly commission payments in the ordinary course of business and consistent with past practice in accordance with the bonus or commission plans existing on the date of this Agreement) not to exceed $250,000 in the aggregate;

(v) (A) enter into (x) any change-in-control agreement with any executive officer, employee, director or independent contractor or (y) any retention agreement

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with any executive officer, employee, director or independent contractor, (B) enter into (aa) any employment, severance or other material agreement with any executive officer or director or (bb) any employment or severance agreement with any non-executive officer employee with an annual base salary greater than $250,000 or any consulting agreement with an independent contractors with an annual base compensation greater than $250,000 or (C) hire any employee with an annual base salary in excess of $250,000;

(vi) allow for the commencement of any new offering periods under the ESPP;

(vii) amend or permit the adoption of any amendment to its Certificate of Incorporation or bylaws or other charter or organizational documents;

(viii) form any Subsidiary, acquire any equity interest in any other Entity (other than securities in a publicly traded company held for investment by the Acquired Corporations and consisting of less than 1% of the outstanding capital stock of such Entity) or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(ix) make or authorize any capital expenditure (except that the Acquired Corporations may make any capital expenditure that: (A) is provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, which expenditures shall be in accordance with the categories set forth in such budget; or (B) when added to all other capital expenditures made on behalf of the Acquired Corporations since the date of this Agreement but not provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $100,000 individually and $250,000 in the aggregate during any fiscal quarter);

(x) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property (except, in the case of any of the foregoing (A) entering into non-exclusive license agreements, clinical trial agreements and inbound only material transfer agreements in the ordinary course of business consistent with past practice), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations, as determined by the Acquired Corporation in the exercise of their reasonable business judgment and (C) as provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or when added to all other capital expenditures made on behalf of the Acquired Corporations since the date of this Agreement but not provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $100,000 individually and $250,000 in the aggregate during any fiscal quarter;

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(xi) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for short-term borrowings, of not more than $250,000 in the aggregate, incurred in the ordinary course of business consistent with past practice, advances to employees and consultants for travel and other business related expenses in the ordinary course of business);

(xii) amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any Material Contract or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract;

(xiii) except as required by applicable Legal Requirement, (a) make any material change to any accounting method or accounting period used for Tax purposes (or request such a change); (b) make any material Tax election (other than a Tax election that is consistent with a Tax election made in a previous period); (c) rescind or change any material Tax election; (d) file an amended Tax Return that could materially increase the Taxes payable by the Acquired Corporations; (e) enter into a closing agreement with any Governmental Body regarding any material Tax; (f) settle, compromise or consent to any Tax claim or assessment or surrender a right to a material Tax refund; or (g) waive or extend the statute of limitations with respect to any material Tax other than (1) pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business or (2) pursuant to an extension granted in the ordinary course of business in connection with an audit of federal, state or local Taxes to prevent the assessment or collection of a Tax;

(xiv) commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xv) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any Legal Proceeding relating to a breach of this Agreement or any other agreements contemplated hereby or pursuant to a settlement that does not relate to any of the Transactions and: (A) that results solely in a monetary obligation involving only the payment of monies by the Acquired Corporations of not more than $250,000 in the aggregate; (B) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporation and the payment of monies by the Acquired Corporations that together with any settlement made under subsection “(A)” are not more than $250,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); or (C) that results in no monetary obligation of any Acquired Corporation or the Acquired Corporation’s receipt of payment.

(xvi) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

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(xvii) adopt or implement any stockholder rights plan or similar arrangement;

(xviii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquired Corporations; or

(xix) authorize any of, or agree or commit to take, any of the actions described in clauses “(i)” through “(xvii)” of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Offer Acceptance Time and nothing contained in this Agreement is intended to give the Acquired Corporations, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Section 5.3.

(b) Except as permitted by this Section 5.3, during the Pre-Closing Period the Acquired Corporations shall not, and shall not authorize or permit any of their Representatives to: (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information or granting a waiver under Section 203 of the DGCL) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (D) except where the Company’s Board of Directors has determined in good faith after consultation with outside legal counsel, that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the Board of Directors of the Company, release or permit the release of any Person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any confidentiality, standstill or similar agreement to which any of the Acquired Corporations is a party. The Company shall, and shall cause the other Acquired Corporations

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and its and their Representatives to, promptly request the return from, or destruction by, all third parties of all non-public information previously furnished or made available to such parties in anticipation of potentially making an Acquisition Proposal by or on behalf of the Acquired Corporations and immediately terminate all physical and electronic data room access in anticipation of potentially making an Acquisition Proposal previously granted to any such party or its Representatives.

(c) If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time any Acquired Corporation or any of their Representatives receive an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from any breach of this Section 5.3, (i) the Company and its Representatives may direct such Person or group of Persons to this Agreement, including the provisions of this Section 5.3, and may contact such Person or group of Persons solely to clarify the terms and conditions thereof and (ii) if the Company’s Board of Directors determines in good faith, after consultation with financial advisors and outside legal counsel, that (A) such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer and (B) the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements, then the Company and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall concurrently provide to Parent any non-public information concerning the Acquired Corporations that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(d) Following the date of this Agreement, the Company shall (i) promptly (and in any event within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal (including any request for non-public information related to the Acquired Corporations with respect to an Acquisition Proposal) are received by any Acquired Corporation or any of their Representatives, (ii) provide to Parent the identity of the Person making such inquiry, proposal, offer or request, and a copy of any material written materials related thereto (of, if oral, a summary of the material terms and conditions of any such inquiry, proposal, offer or request), (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any such inquiry, proposal, offer, request or Acquisition Proposal on a prompt (and in any event within 24 hours) basis, including by providing prompt (and in any event within 24 hours) notice of all material amendments or modifications thereto and all material written materials subsequently provided in connection therewith, and (iv) upon the request of Parent, promptly (and in any event within 24 hours) inform Parent of the status of such Acquisition Proposal.

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated

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under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that the Company determines is required by applicable Legal Requirements after consultation with outside counsel or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that any such disclosure or position described in clause (i) or (ii) shall be deemed to be a Company Adverse Change Recommendation subject to the terms and conditions of this Agreement, unless the Company’s Board of Directors reaffirms the Company Board Recommendation in such disclosure or in connection with such action.

(f) The Company agrees that in the event that any Acquired Corporation or any Representative of any Acquired Corporation takes any action which, if taken by the Company, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.

SECTION 6. ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held, has made the Company Board Recommendation. Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal, (C) fail to include the Company Board Recommendation in the Schedule 14D-9 (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company or any Acquired Corporation to execute or enter into any Contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to Purchaser accepting, for the first time, for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the “Offer Acceptance Time”):

(i) if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.3) from any Person that has not been withdrawn and after consultation with outside legal counsel and financial advisors, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Company’s Board of Directors may make a Company Adverse Change Recommendation, or (y) the Company may terminate this

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Agreement to enter into a Specified Agreement with respect to such Superior Offer, if and only if: (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(f) at least four (4) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (C) (1) the Company shall have provided to Parent a summary of the material terms and conditions of the Acquisition Proposal and copies of all material written materials related thereto in accordance with Section 5.3(d), (2) the Company shall have given Parent the four (4) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and financial advisors, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(f) would reasonably constitute a breach of fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements, and (4) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall have complied with Section 8.1(f). Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. For the avoidance of doubt, the provisions of this Section 6.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be three (3) business days; and

(ii) other than in connection with an Acquisition Proposal, the Company’s Board of Directors may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four (4) business days prior to making any such Company Adverse Change Recommendation; and (C) (1) the Company shall have specified the Change in Circumstance in reasonable detail, (2) the Company shall have given Parent the four (4) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company’s Board of

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Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would reasonably constitute a breach of fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements. For the avoidance of doubt, the provisions of this
Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be three (3) business days.

6.2 Filings, Consents and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals, and expirations or terminations of waiting periods, from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions. Notwithstanding anything in this Agreement to the contrary, Purchaser or Parent will not be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or license, to accept any operational restriction, or take any other action that, in the sole judgment of Purchaser and Parent, would limit the right of Purchaser or Parent to own or operate all or any portion of their respective businesses, products or assets in a manner that would have a material adverse effect on the business of the Company or on the business of the Purchaser or Parent and in no event shall Purchaser or Parent be required to divest or license any currently marketed products.

(b) Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than seven (7) business days after the date hereof, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions; and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(c) Without limiting the generality of anything contained in this Section 6.2, each Party hereto shall give the other Parties prompt notice of any pending or threatened request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body, or brought by a third party before any Governmental Body, with respect to the Transactions (an “Antitrust Investigation”). In connection with any such Antitrust Investigation, and subject to applicable Laws relating to the exchange of information and appropriate agreements to limit disclosure to

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outside counsel and consultants retained by such counsel and preserve the attorney-client or other legal privileges, each Party hereto shall use its reasonable best efforts to (i) keep the other Parties informed as to the status of any such Antitrust Investigation, (ii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such Antitrust Investigation (and if in writing, furnish the other party with a copy of such communication), (iii) to the extent reasonably practicable, consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication to be made or submitted to any Governmental Body, and (iv) except as may be prohibited by any Governmental Body or by any Legal Requirement, provide advance notice of and permit authorized Representatives of the other Party to be present at each in person meeting or telephone conference with any Governmental Body. Each Party shall use its commercially reasonable efforts to supply as promptly as practicable such information, documentation, other material or testimony that may reasonably be requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any request for additional information, documents or other materials received by such Party from any Governmental Body in connection with such applications or filings for the transactions contemplated by this Agreement. Neither Party shall commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period under the HSR Act, or pull and refile under the HSR Act, without the prior written consent of the other.

(d) Without receiving Purchaser’s prior written consent, which Purchaser may withhold in its sole discretion, the Company shall not commit to any Governmental Body any action or agreement that would in any way limit Purchaser’s ability to receive the full benefits of this Agreement, including but not limited to any agreement that would restrict Purchaser’s freedom of action with respect to the operation or ownership of the Company or the Company’s businesses, products or assets, or the businesses, products or assets of Purchaser or Parent.

6.3 Company Stock Awards; ESPP.

(a) Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Stock Awards are outstanding or otherwise) to (i) cause the treatment (as applicable) of each unexercised Company Option, Company RSU and Company Restricted Stock Award then outstanding as set forth in Section 2.8(a), 2.8(b) and 2.8(c), (ii) terminate each Company Equity Plan (except as otherwise agreed by Parent and a holder thereof) effective as of and contingent upon the Effective Time, and (iii) in accordance with Section 2.8(a), (b) and (c), cause, as of the Effective Time, each unexpired and unexercised Company Option and each unexpired Company RSU and Company Restricted Stock Award then outstanding as of immediately prior to the Effective Time (and each plan, if any, under which any Company Stock Award may be granted except, with respect to any such plan, as otherwise agreed by Parent and a holder thereof) to be cancelled, terminated and extinguished, subject, if applicable, to payment pursuant to Section 2.8.

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(b) Prior to the Offer Acceptance Time, the Company shall take all actions necessary or required under the ESPP and Legal Requirements to, contingent on the Effective Time, (i) ensure that, except for the 27-month offering period under the ESPP that commenced on January 15, 2014, no offering period or purchase period shall be authorized or commenced on or after the date of this Agreement and (ii) if the Closing shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, cause the rights of participants in the ESPP with respect to any such offering period (and purchase period thereunder) then underway under the ESPP to be determined by treating the last business day prior to the Offer Acceptance Time as the last day of such offering period and purchase period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP. The Company shall terminate the ESPP in its entirety effective as of the Offer Acceptance Time, contingent upon the Effective Time. Prior to the Offer Acceptance Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 6.3(b).

6.4 Employee Benefits. For a period of one (1) year following the Effective Time, Parent shall provide, or cause to be provided, to those employees of the Company who are employed by the Company as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any Affiliate thereof) during such one year period (the “Continuing Employees”) (i) base salary and base wages, short-term cash incentive compensation opportunities and commission opportunities and health and welfare benefits (including any severance benefits and transaction or retention bonuses but excluding defined benefit pension benefits, retiree medical benefits and equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and commission opportunities and health and welfare benefits (including any severance benefits and transaction or retention bonuses but excluding defined benefit pension benefits, retiree medical benefits and equity based compensation) provided to such Continuing Employees immediately prior to the execution of this Agreement or if more favorable to the Continuing Employee, (ii) base salary and base wages, short-term cash incentive compensation opportunities and commission opportunities and health and welfare benefits (including any severance benefits and transaction or retention bonuses but excluding defined benefit pension benefits, retiree medical benefits and equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and commission opportunities and health and welfare benefits (including any severance benefits and transaction or retention bonuses but excluding defined benefit pension benefits, retiree medical benefits and equity based compensation) provided to similarly situated employees of the Parent and its Subsidiaries from time to time. Without limiting the foregoing:

(a) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

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(b) Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time or if more favorable to the Continuing Employee to the same extent as similarly situated employees of Parent and its Subsidiaries, as applicable); provided, however, that (i) nothing in this Section 6.4 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then the Continuing Employees shall be eligible to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time or to the extent as similarly situated employees of Parent and its Subsidiaries, as applicable. To the extent that service is relevant for eligibility to participate in but not for purpose of benefit accrual under, any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall use its commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time, and (ii) ensure that such health or welfare benefit plan shall, for purposes of eligibility, deductibles, co-payments and out-of-pocket maximums, credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company. Nothing in this Section 6.4 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment.

(c) The Acquired Corporations shall refrain from causing any employees of the Acquired Corporations to suffer an “employment loss,” as defined in the WARN Act or any similar state or local law, in the ninety-one (91) days prior to the Effective Time, without the prior written consent of Parent.

(d) The provisions of this Section 6.4 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 6.4 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.

(e) Nothing herein shall limit any rights of any of the beneficiaries pursuant to the Employee Plans set forth on Part 6.4 of the Company Disclosure Schedule.

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6.5 Indemnification of Officers and Directors.

(a) All rights to indemnification by the Company existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Certificate of Incorporation and bylaws of the Company (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Persons (as set forth on Part 6.5(a) of the Company Disclosure Schedule and in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under Delaware law for a period of six (6) years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to this Section 6.5(a) and the indemnification rights provided under this Section 6.5(a) until disposition of such claim.

(b) From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein. Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 6.5(b) after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 6.5(b) or other applicable law.

(c) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (an accurate and complete copy of which has been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company

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(as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time Parent or the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time) and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 6.5(c); provided, however, that in no event shall the Surviving Corporation be required to expend an amount in excess of 300% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the total premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.5.

(e) The provisions of this Section 6.5 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.6 Securityholder Litigation. Subject to a customary joint defense agreement, the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any litigation against the Company and/or its directors relating to the Transactions, the right to participate (at Parent’s expense) in such litigation, and the right to consult on the settlement with respect to such litigation, and the Company shall in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such litigation and shall keep Parent informed on a current basis with respect to the status thereof.

6.7 Additional Agreements. Without limitation or contravention of the provisions of Section 6.2, and subject to the terms and conditions of this Agreement, Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall (i) make all filings (if any) and give all notices (if any)

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required to be made and given by such Party in connection with the Offer and the Merger and the other Transactions; (ii) use commercially reasonable efforts to obtain each Consent (if any) required to be obtained pursuant to any applicable Legal Requirement or Material Contract by such Party in connection with the Transactions; and (iii) use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

6.8 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party), (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

6.9 Takeover Laws; Advice of Changes.

(a) If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

(b) The Company shall give prompt notice to Parent (and shall subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Material Adverse Effect with respect to it and (ii) is reasonably likely to result in any of the conditions set forth in Section 7 or Annex I not being able to be satisfied prior to the End Date. Parent shall give prompt notice to the Company (and shall subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Section 7 not being able to be satisfied prior to the End Date.

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6.10 Section 16 Matters. The Company, and the Company’s Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of shares of Company Common Stock, Company Stock Awards and Company Warrants in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the Compensation Committee of the Company’s Board of Directors, at a meeting duly called and held, shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in
Rule 14d-10(d) (2) under the Exchange Act.

6.12 Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement.

6.13 Assumption of Certain Obligations. Parent and Purchaser acknowledge and agree that, following the Effective Time, Purchaser shall assume all of the applicable Acquired Company’s obligations under the Contract set forth on Part 6.13 of the Company Disclosure Schedule.

SECTION 7. CONDITIONS PRECEDENT TO THE MERGER

The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1 No Restraints. There shall not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger; provided, however, that no Party shall be permitted to invoke this Section 7.1 unless it shall have taken all actions required under this Agreement to have any such order lifted.

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7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn.

SECTION 8. TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Offer shall have expired without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure of the acceptance for payment of Shares pursuant to the Offer is attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the acceptance for payment of Shares pursuant to the Offer and such Party has not cured such failure within ten (10) days after having received notice thereof, or if earlier, the End Date;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;

(d) by Parent at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the Company’s Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; (ii) the Board of Directors of the Company shall have failed to publicly reaffirm its recommendation of this Agreement within ten (10) business days after Parent so requests in writing, provided that, unless an Acquisition Proposal shall have been publicly disclosed, Parent may only make such request once every thirty (30) days; (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its Affiliates), the Company’s Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer; (iv) the Company’s Board of Directors or a committee thereof approves, recommends or declares advisable, or allows any Acquired Corporation to execute or enter into, an Alternative Acquisition Agreement; or (v) the Company shall have materially breached any of its obligations under Section 5.3;

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(e) by either Parent or the Company if the Offer Acceptance Time shall not have occurred on or prior to the close of business on September 29, 2015 (such date, the “End Date”); provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the failure of the Offer Acceptance Time to occur prior to the End Date is attributable to the failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party;

(f) by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), provided that the Company has complied in all material respects with the requirements of Section 5.3 and Section 6.1(b)(i) and concurrently enters into the Specified Agreement and pays the Termination Fee as provided in Section 8.3(b);

(g) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the condition set forth in clause “(b)” or “(c)” of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date Parent gives the Company notice of such breach or failure to perform or, if earlier, the End Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder;

(h) by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date the Company gives Parent notice of such breach or failure to perform or, if earlier, the End Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(h) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(i) by the Company if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a) or if Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) in accordance with the terms of this Agreement; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(i) if the failure of Purchaser to commence or consummate the Offer in accordance with the terms of this Agreement is attributable to a failure on the part of the Company to perform any covenant or obligation under this Agreement.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement

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shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect; (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any liability for common law fraud or willful and material breach of this Agreement prior to the date of termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.5(b) in lieu of terminating this Agreement pursuant to Section 8.1.

8.3 Expenses; Termination Fee.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(f);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d); or

(iii)(x) this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(e) or Section 8.1(g), (y) any Person shall have publicly disclosed an Acquisition Proposal or otherwise communicated an Acquisition Proposal to the Company’s Board of Directors after the date hereof and prior to such termination (unless withdrawn prior to such termination and, in the case of a publicly disclosed Acquisition Proposal, publicly withdrawn prior to such termination) and (z) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal, recommended any Acquisition Proposal to its stockholders, or consummated any Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

then, in any such event under clause “(i)”, “(ii)” or “(iii)” of this Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), on the date that the Specified Agreement is executed (or, if the Specified Agreement is executed on a day that is not a business day, the next business day) concurrently with the termination of this Agreement and execution of the Specified Agreement, (y) in the case of Section 8.3(b)(ii), within two (2) business days after such termination or (z) in the case of Section 8.3(b)(iii), concurrently with the applicable event referred to in subclause (iii)(z) above; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $104,000,000. In the event that Parent or its designee shall receive full payment pursuant to this Section 8.3(b), the receipt of the Termination Fee shall be deemed to be

55.

liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(b) shall limit the rights of Parent or Purchaser under Section 9.5(b) or with respect to common law fraud or willful and material breach of this Agreement by the Company prior to the date of termination.

(c) Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(b) and any payments pursuant to Section 8.3(d) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided that nothing in this Section 8.3(c) shall relieve the Company or any Company Related Party from any liability for common law fraud or willful and material breach of this Agreement prior to the date of termination.

(d) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9. MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Effective Time, subject to Section 6.5(e), this Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of

56.

this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

9.4 Entire Agreement; Counterparts. This Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.8. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence,

57.

the Parties acknowledge and agree that (i) the Parties shall be entitled to seek an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.3 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties hereto, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Purchaser may assign this Agreement to any of their Affiliates (provided that such assignment shall not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement); provided that no such assignment or pledge permitted pursuant to this Section 9.6 shall relieve Parent of its obligations hereunder.

9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i)(A) if the Offer Acceptance Time occurs, the right of the Company’s stockholders to receive the Offer Price in accordance with the terms of the Offer Documents and (B) if the Effective Time occurs, the right of the Company’s stockholders to receive the Merger Consideration in accordance with the terms of this Agreement and the right of the holders of Company Equity Awards to receive the Merger Consideration pursuant to Section 2.8; (ii) the provisions set forth in Section 6.5 of this Agreement; and (iii) the limitations on liability of the Company Related Parties set forth in Section 8.3(c).

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9.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) business days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

if to Parent or Purchaser (or following the Effective Time, the Company):

Teva Pharmaceutical Industries Ltd.
5 Basel Street
Petach Tikva 4951033
Israel
Attention: Chief Legal Officer
Facsimile: 011 972 3 926-7896

with a copy to (which shall not constitute notice):

Aurum Merger Sub, Inc.
c/o Teva Pharmaceuticals USA, Inc.
425 Privet Road
Horsham, PA 19044
Attention: General Counsel
Facsimile: (215) 293-6499

Goodwin Procter LLP
53 State Street
Boston, MA 02109-2802
Attention: Stuart M. Cable
Jared G. Jensen
Facsimile: (617) 523-1231
E-mail: scable@goodwinprocter.com; jjensen@goodwinprocter.com if to the Company (prior to the Effective Time):

Auspex Pharmaceuticals, Inc.
3333 North Torrey Pines Court
Suite 400
La Jolla, CA 92037
Attention Pratik Shah
Facsimile: 858-558-2401
E-mail: pshah@auspexpharma.com

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with a copy to (which shall not constitute notice):

Cooley llp
4401 Eastgate Mall
San Diego, CA 92121
Attention: Barbara L. Borden
Rama Padmanabhan
Facsimile: (858) 550-6420
E-mail: bordenbl@cooley.com; rama@cooley.com

9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.10 Obligation of Parent. Parent shall ensure that each of its Subsidiaries duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to its Subsidiaries under this Agreement, and Parent, as applicable, shall be jointly and severally liable with its Subsidiaries for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.11 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

60.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

61.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

AUSPEX PHARMACEUTICALS, INC.

By:	/s/ Pratik Shah, Ph.D.
Name:	Pratik Shah, Ph.D.
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Executive Vice President and Chief
Financial Officer

By:	/s/ Keren Haruvi
Name:	Keren Haruvi
Title:	Head of Global M&A and Transaction Analytics

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

AURUM MERGER SUB, INC.

By:	/s/ Larry Downey
Name:	Larry Downey
Title:	President

By:	/s/ Austin D. Kim
Name:	Austin D. Kim
Title:	Secretary

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

2010 Plan. “2010 Plan” means the Company’s 2010 Equity Incentive Plan, as amended.

2014 Plan. “2014 Plan” means the Company’s 2014 Equity Incentive Plan.

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

Acquired Corporations. “Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal offer, inquiry or indication of interest (whether or not in writing) from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 23(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition, transfer, lease or license of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s consolidated revenues or earnings are attributable, (b) issuance or acquisition of 20% or more of the outstanding Company Common Stock, (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock, (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, or similar transaction involving the Company or any of its Subsidiaries that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or (e) joint venture, liquidation or similar transaction that involves 20% or more of the consolidated assets, revenues or earnings of the Company, in each case other than the Transactions.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2010, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Laws of similar effect, and the related regulations and published interpretations thereunder.

A-1.

Antitrust Investigation. “Antitrust Investigation” is defined in Section 6.2(c) of the Agreement.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable laws and regulations (including non U.S. laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

Balance Sheet. “Balance Sheet” is defined in Section 3.6 of the Agreement.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated shares of Company Common Stock represented by book-entry.

business day. “business day” shall mean means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Change in Circumstance. “Change in Circumstance” shall mean any material event or development or material change in circumstances with respect to the Company that was (a) neither known to the Company’s Board of Directors nor reasonably foreseeable as of or prior to the date of the Agreement and (b) does not relate to (i) any Acquisition Proposal (which, for purposes of this definition, shall be read without reference to the percentage thresholds set forth in the definition thereof), (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates or (iii) clearance of the Merger under the Antitrust Laws.

Change of Control Payment. “Change of Control Payment” is defined in Section 3.9(a)(vi) of the Agreement.

Closing. “Closing” is defined in Section 2.3(a) of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3(a) of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.

A-2.

Company Associate. “Company Associate” shall mean each current or former officer or other employee, or individual or Entity who is an independent contractor, consultant or director, of or to any of the Acquired Corporations.

Company Board Recommendation. “Company Board Recommendation” is defined in Recital C of the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

Company Contract. “Company Contract” shall mean any Contract to which an Acquired Corporation is a party.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.4(g) of the Agreement.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) the Company or any Subsidiary and (b) any Company Associate (other than any Company Associate that is part time or paid on an hourly basis), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of the Company or a Subsidiary to make any severance, termination, change in control or similar payment or to provide any benefit.

Company Equity Award. “Company Equity Award” shall mean Company Stock Awards and any award of compensation (including deferred compensation) that is required under the terms of such existing award to be or may be paid or settled in Company Common Stock.

Company Equity Plans. “Company Equity Plans” shall mean the 2010 Plan and the 2014 Plan.

Company IP. “Company IP” shall mean (a) all Intellectual Property Rights that are owned or purported to be owned by an Acquired Corporation (including all Registered IP set forth in Part 3.8(a)(i) of the Company Disclosure Schedule), and (b) all Intellectual Property Rights licensed by an Acquired Corporation.

Company Lease. “Company Lease” shall mean any Company Contract pursuant to which any Acquired Corporation leases or subleases Leased Real Property from another Person.

Company Options. “Company Options” shall mean all options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

A-3.

Company Related Parties. “Company Related Parties” is defined in Section 8.3(b) of the Agreement.

Company Restricted Stock Awards. “Company Restricted Stock Awards” shall mean all awards of shares of Company Common Stock (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) outstanding and that are, at the time of determination, subject to vesting or forfeiture or repurchase by the Company.

Company Returns. “Company Returns” is defined in Section 3.15(a) of the Agreement.

Company RSUs. “Company RSUs” shall mean all restricted stock units to be issued shares of Company Common Stock (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

Company Stock Awards. “Company Stock Awards” shall mean all Company Options, Company RSUs and Company Restricted Stock Awards.

Company Warrants. “Company Warrants” shall mean each Warrant to Purchase Preferred Stock issued on December 15, 2011 and July 18, 2012 that became exercisable for Company Common Stock as of the closing of the Company’s initial public offering.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1 of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Continuing Employees. “Continuing Employees” is defined in Section 6.4 of the Agreement.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, ordinary course of business purchase orders).

Depository Agent. “Depository Agent” is defined in Section 2.6(a) of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

A-4.

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

DOL. “DOL” is defined in Section 3.16(c) of the Agreement.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

Employee Plan. “Employee Plan” shall mean any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), employment agreement, offer letter and all salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, equity incentive, severance pay, termination pay, change in control, retention, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, fringe benefit, vacation, supplemental income, collective bargaining, employee loan, supplemental unemployment benefits, profit-sharing, pension or retirement and all other employee benefit plans, policies, programs, agreements or arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future), whether formal or informal, oral or written, legally binding or not (i) which are sponsored, maintained, contributed to or required to be sponsored, maintained, or contributed to by the Acquired Corporations or any of their ERISA Affiliates or (ii) under which the Acquired Corporations have had or have any present or future liability, and including any plan program, policy, practice or contract that is sponsored by a professional employer organization or co-organization (each a “PEO”) under which an Employee may be eligible to receive benefits in connection with the Company’s engagement of a PEO (each, a “PEO Company Employee Plan”). Each Company Employee Plan that is not a PEO Company Employee Plan is referred to in this Agreement as a “Sponsored Company Employee Plan”.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” is defined in Section 8.1(e) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface

A-5.

strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate. An entity is an “ERISA Affiliate” of the Acquired Corporations if it would have ever been considered a single employer with the Acquired Corporation under Section 4001(b) of ERISA or part of the same “controlled group” as the Company for purposes of Section 302(d)(3) of ERISA.

ESPP. “ESPP” means the Company’s 2014 Employee Stock Purchase Plan.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

FDA. “FDA” shall mean the United States Food and Drug Administration.

FDCA. “FDCA” shall mean the Federal Food, Drug, and Cosmetic Act, as amended, and all related rules, regulations and guidelines

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

German Subsidiary. “German Subsidiary” shall mean Imphar AG.

Good Clinical Practices. “Good Clinical Practices” shall have the meaning set forth in the FDCA.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

A-6.

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

In-bound Licenses. “In-bound Licenses” is defined in Section 3.8(d) of the Agreement.

Indebtedness. “Indebtedness” shall mean (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company and any of its Subsidiaries, (c) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), or (d) any guaranty of any such obligations described in clauses “(a)” through “(c)” of any Person other than the Company or any of its Subsidiaries (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

Indemnifying Parties. “Indemnifying Parties” is defined in Section 6.5(b) of the Agreement.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, industrial designs, methods, processes, designs, schematics, drawings, protocols, specifications, techniques and other forms of technology, formulae, technical data, specifications, research and development information and business plans; (d) patents, patent applications and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; (g) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, reexaminations, reissues, substitutions, extensions and supplemental protection certificates of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through

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administrative prosecution, registration, recordation or other administrative proceeding; (h) computer software, code (including source code and object code) and websites; (i) data in databases and data collections (including clinical trial data, knowledge databases, customer lists, and customer databases) and associated rights, whether registered or unregistered, and any registrations and applications for registration thereof; and (k) any and all past, present and future causes of action and rights to sue or seek other remedies and receive damages arising from or relating to the foregoing.

IRS. “IRS” shall mean the Internal Revenue Service.

knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers after due inquiry. With respect to matters involving Intellectual Property Rights, knowledge does not require that any of such Entity’s executive officers conduct or have conducted or obtain or have obtained any freedom to operate opinions or similar opinions of counsel or any Intellectual Property Rights clearance searches, and no knowledge of any third-party Intellectual Property Rights that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ).

Material Adverse Effect. Any changes, event, occurrence, effect, violation, inaccuracy, circumstance or other matter shall be deemed to have a “Material Adverse Effect” on the Acquired Corporations if such change, event, occurrence, effect, violation, inaccuracy, circumstance or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach of the representations, warranties, covenants or agreements of the Company set forth in the Agreement) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, financial condition or results of operations of the Acquired Corporations taken as a whole or (b) the ability of the Company to consummate the Transactions in a timely manner; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Acquired Corporations for purposes of clause (a) above: (i) any change (in and of itself) in the market price or trading

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volume of the Company’s stock; (ii) any event, violation, inaccuracy, circumstance or other matter directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Article III that expressly addresses the consequences resulting from the execution, and delivery of this Agreement, the announcement or pendency of the Transactions, but subject to disclosures in the applicable sections of the Company Disclosure Schedule); (iii) any event, circumstance, change or effect in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; (vi) any effect, circumstance or other matter resulting from, arising out of or relating to any conditions or events that occur in connection with the Acquired Corporations’ preclinical or clinical studies (other than the studies of the Company’s SD-809 for the treatment of chorea associated with Huntington’s disease) or the results of such studies or announcements thereof; (vii) the failure (in and of itself) of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company; (viii) any adverse effect arising directly from or otherwise directly relating to any action taken by the Company at the written direction of Parent or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.2; (ix) any event, circumstance, change or effect directly resulting or directly arising from Parent’s or Purchaser’s breach of this Agreement; or (x) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP); it being understood that the exceptions in clauses “(i)” and “(vii)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(vi)” or “(viii)” through “(x)” hereof) is or would be reasonably likely to have, individually or in the aggregate with any other changes, events, occurrences, effects, violations, inaccuracies, circumstances or other matters, a Material Adverse Effect.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Merger. “Merger” is defined in Recital B of the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

NASDAQ. “NASDAQ” shall mean The NASDAQ Global Market.

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Offer. “Offer” is defined in Recital A of the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 6.1(b) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Price. “Offer Price” is defined in Recital A of the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

Out-bound Licenses. “Out-bound Licenses” is defined in Section 3.8(d) of the Agreement.

Oxford Loan and Security Agreement. “Oxford Loan and Security Agreement” means the Loan and Security Agreement, as amended, modified and supplemented or restated, dated as of December 27, 2013, among Oxford Finance LLC (“Oxford”), as collateral agent, the lenders listed on Schedule 1.1 thereof or otherwise a party thereto, including Oxford in its capacity as a lender and the Company.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions.

Parent. “Parent Related Parties” is defined in Section 8.3(b) of the Agreement.

Parties. “Parties” shall mean Parent, Purchaser and the Company.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

Payoff Amount. “Payoff Amount” is defined in Section 2.9 of the Agreement.

Payoff Letter. “Payoff Letter” is defined in Section 2.9 of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance

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representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, (d) in the case of any non-exclusive In-bound License or non-exclusive Out-bound License, Encumbrances that are restrictions on any license or right granted thereunder, and (e) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1 of the Agreement.

Products. “Products” shall mean SD-809, SD-560 and SD-1077.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are filed or applied for or registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

Schedule TO. “Schedule TO” is defined in Section 1.1(e) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

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Shares. “Shares” is defined in Recital A of the Agreement.

Shares Purchase Agreement. “Shares Purchase Agreement” shall mean that certain Shares Purchase Agreement, dated January 11, 2015, by and among the Company, German Subsidiary, BDD Berolina Drug Development GmbH, BiRDS Pharma GmbH Berolina Innovative Research & Development Services Pharma, CDRD Berolina AB and Dr. Rudolf-Giesbert Alken.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(f) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal that the Board of Directors of the Company determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of financing, if applicable, and likelihood of consummation) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company’s Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

Support Agreement. “Support Agreement” is defined in Recital D of the Agreement.

Surviving Corporation. “Surviving Corporation” is defined in Recital B of the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

Tax. “Tax” shall mean any federal, state, local and foreign tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), escheat obligation, levy, assessment, tariff, duty (including any customs duty) or other tax of any kind whatsoever, including any charge or amount (including any fine, penalty or interest) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.

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Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Termination Fee. “Termination Fee” is defined in Section 8.3(b) of the Agreement.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

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EXHIBIT B

SURVIVING CORPORATION CERTIFICATE OF INCORPORATION

C-1.

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(h)” below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, unless:

(a) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its controlled affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, including Shares subject to Restricted Stock Awards and Shares deemed issued pursuant to the ESPP plus (y) the aggregate number of Shares issuable to holders of Company Options and Company Warrants from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options and Company Warrants), plus (z) the aggregate number of Shares that will be issuable upon the deemed exercise of any Company Warrants pursuant to Section 2.8(e) of this Agreement excluding any Company Warrants included in clause (y) (the “Minimum Condition”);

(b) (i) the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(c) (first sentence) and
3.3(d) (Capitalization, Etc.) of the Agreement shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except (other than a result of a willful breach by the Company) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate that is more than $2,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(i)) only as of such date);

(ii) the representations and warranties of the Company set forth in Sections 3.3 (Capitalization, Etc.) (other than Sections 3.3(a), 3.3(c) (first sentence) and 3.3(d)), 3.20 (Authority; Binding Nature of Agreement), 3.21 (Section 203 of the DGCL Not Applicable), 3.22 (Merger Approval) and 3.25 (Financial Advisor) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that, for purposes of determining the accuracy of such representations and warranties,

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(A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(ii)) only as of such date);

(iii) the representations and warranties of the Company set forth in clause “b” of the first sentence of Section 3.5 (Absence of Changes) shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded);

(iv) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses “(i)”, “(ii)” or “(iii)”) above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date);

(c) the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) since the date hereof, there shall not have been any Material Adverse Effect that shall be continuing as of the Offer Acceptance Time;

(e) the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

(f) Parent and Purchaser shall have received a certificate executed on behalf of the Company by its Chief Executive Officer, Chief Business Officer and Corporate Secretary confirming that the conditions set forth in clauses “(b),” “(c)” and “(d)” of this Annex I have been duly satisfied;

(g) there shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action

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have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, however, that Parent and Purchaser shall not be permitted to invoke this clause “(g)” unless they shall have taken all actions required under this Agreement to have any such order lifted;

(h) there shall not be pending any suit, action or proceeding by any Governmental Body seeking to prohibit or impose any material limitations on Parent’s ownership of the Shares or the operation of all or a material portion of Parent’s or the Company’s businesses or assets (whether held directly or through Subsidiaries), or to compel Parent or the Company or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of Parent or the Company (whether held directly or through Subsidiaries); and

(i) this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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